Exhibit 99.1

ASX, Nasdaq and Media Release

August 19, 2025

Announcement Summary

Entity name

OPTHEA LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday August 19, 2025

The +securities to be quoted are:

Other

Please refer to the response to Q2.3d for further information about the type of securities to be quoted and the circumstances of the issue.

Securities issues as part of settlement of a development funding agreement.

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date

OPT	ORDINARY FULLY PAID	136,661,003	18/08/2025

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

OPTHEA LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ABN	32006340567

1.3 ASX issuer code

OPT

1.4 The announcement is

New announcement

1.5 Date of this announcement

19/8/2025

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

Other

Please refer to the response to Q2.3d for further information about the type of securities to be quoted and the circumstances of the issue.

2.2 The +class of +securities to be quoted is:

Additional +securities in a class that is already quoted on ASX ("existing class")

2.3 c Have these +securities been offered under a +disclosure document or +PDS?

No

2.3 d Please provide any further information needed to understand the circumstances in which you are applying to have these +securities quoted on ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

Securities issues as part of settlement of a development funding agreement.

2.4 Any on-sale of the +securities to be quoted within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

Not applicable - the entity has arrangements in place with the holder that ensure the securities cannot be on-sold within 12 months in a manner that would breach section 707(3) or 1012C(6)

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Additional +securities to be quoted in an existing class ASX +security code and description

OPT : ORDINARY FULLY PAID

Issue date

18/8/2025

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

Issue details

Number of +securities to be quoted

136,661,003

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

The subscribers terminate the development funding agreement and release all actions, suits damages, and other claims against Opthea in relation to the development funding agreement

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted

0.000000

Any other information the entity wishes to provide about the +securities to be quoted

The purpose(s) for which the entity is issuing the securities

Other

Please provide additional details

The settlement of the development funding agreement between Opthea Limited and the subscribers, including the termination of the development funding agreement and release of all suits, actions, damages and other claims.

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue

OPT : ORDINARY FULLY PAID	1,367,978,011

OPTOA : OPTION EXPIRING 31-AUG-2025	97,787,612

OPTOB : OPTION EXPIRING 30-JUN-2026	189,426,682

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

OPTAD : PERFORMANCE RIGHTS	2,900,000

OPTAL : OPTION EXPIRING 19-FEB-2034 EX USD 3.03	250,000

OPTAA : OPTION EXPIRING 31-MAR-2034 EX USD 4.14	27,000

OPTAB : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	41,370,950

OPTAC : ADS EXPIRING VARIOUS DATES EX VARIOUS PRICES	11,660,578

Part 5 - Other Listing Rule requirements

5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1?

No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

No

5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

5.2b.1 How many +securities are being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

136,661,003

5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

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Email: info@opthea.com Web: www.opthea.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited